Exhibit 12.1

Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2010	2009	2008	2007	2006

Loss before income taxes	$(3,633)	$(11,166)	$(16,556)	$(19,429)	$(10,742)

Plus fixed charges:
Interest expense	460	577	1,374	2,070	2,047
Amortization of costs related to indebtedness	244	210	567	1,536	2,308
Estimated interest factor in rent expense (1)	450	501	660	512	482
Total Fixed Charges	1,154	1,288	2,601	4,118	4,837
Adjusted loss	(2,479)	(9,878)	(13,955)	(15,311)	(5,905)
Fixed charges	1,154	1,288	2,601	4,118	4,837
Deficiency in earnings to cover fixed charges	$(3,633)	$(11,166)	$(16,556)	$(19,429)	$(10,742)

Ratio of earnings to fixed charges	*	*	*	*	*

* Calculation not meaningful as ratio is less than 1.
(1) The interest factor in rent expense is estimated as one-third of rental expense.